

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2021

James Doris
Chief Executive Officer
Camber Energy, Inc.
15915 Katy Freeway, Suite 450
Houston, Texas, 77094

> **Re: Camber Energy, Inc**
> **Form 10-K for the Fiscal Year ended March 31, 2020**
> **Filed June 29, 2020**
> **File No. 001-32508**

Dear Mr. Doris:

We have reviewed your April 16, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 15, 2021 letter.

Form 10-K for the Fiscal Year ended March 31, 2020
Note 14 - Stockholders' Equity, page F-29

1. We note that you further revised the Series C preferred stock Certificate of Designation in response to prior comment three and that you view the changes as corrections. However, as discussed during our phone conference on September 8, 2021, since the changes were clearly substantive and required approval under the protective provision you will need to adhere to the guidance in FASB ASC 480-10-S99-3A(18) in accounting for the modification. Please amend your annual report for the fiscal year ended March 31, 2020 and the subsequent interim reports covering the quarters ended June 30, 2020 and September 30, 2020, to correct your accounting for the Series C preferred stock, as indicated in prior comment three, in which we referenced the guidance on classification and the initial and subsequent measurement requirements.

Please refer to FASB ASC 250-10-50-7 through 11 for guidance on reporting error corrections in these reports which should encompass both comparative periods in each report, financial statement notes pertaining to the corrections, "restated" labeling on column headers, and revised MD&A as applicable. You should include an explanatory note at the forepart of each amendment to describe the nature and scope of revisions and to reference those sections of the filing where further details are provided.

2.   We note that you agreed to provide incremental disclosures to address the concerns raised in prior comments two and four, although you proposed to limit compliance to future reports. Given that you will need to amend prior filings to correct the reporting for the Series C preferred stock, you should adhere to the disclosure requirements referenced in prior comments two and four when revising the financial statements in these reports. Please submit the reconciliation and list of changes requested in prior comment one, as will pertain to the accounting and disclosures required for the Series C preferred stock.

3.   We note that you are delinquent in filing your transition report on Form 10-KT, and the interim reports on Form 10-Q for the first and second quarters of your 2021 fiscal year. Since you elected to change your fiscal year-end from March 31 to December 31 on February 4, 2021, your transition report was due May 5, 2021 and the first and second interim reports were due May 17, 2021 and August 16, 2021, respectively.

Given that you reported an acquisition of a controlling interest in Viking Energy, Inc. on December 23, 2020, if you were properly identified as the accounting acquirer, you would also be delinquent in filing an Item 9.01 Form 8-K, having the historical and pro forma financial statements pertaining to that acquisition, which was due March 10, 2021.

Please comply with your reporting obligations under Rules 13a-10, 13a-13 and 13a-11 of Regulation 13A. In light of the accounting and disclosure issues noted in our prior comments and referenced above, you should also observe the requirements under Item 4.02 of Form 8-K, concerning non-reliance on previously issued financial statements, as the report would be required within four business days of the event.

 You may contact John Cannarella, Staff Accountant, at (202) 551-3337, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation